

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 10, 2018

VIA E-MAIL
Brett White
Chief Executive Officer
DTZ Jersey Holdings Limited
The Le Gallais Building – 2nd Floor
54 Bath Street
St. Helier, Jersey JE1 1FW

> **Re:** **DTZ Jersey Holdings Limited**
> **Draft Registration Statement on Form S-1**
> **Submitted April 16, 2018**
> **CIK No. 0001628369**

Dear Mr. White:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with support for the following statements used in the registration statement:

   o According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product ("GDP") growth.

> o The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025.
>
> o Industry sources estimate that there was $249 billion of global private equity institutional capital raised and available for investing in commercial real estate as of December 31, 2017, which represents an 83% increase over the last five years.
>
> o Recently, Cushman & Wakefield was recognized in the Top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the number one positions in top real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office and retail brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals', or IAOP, top 100 outsourcing professional service firms.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Prospectus Summary, page 1

2. We note your disclosure that prior to the closing of the offering you plan to restructure the company to change its domicile.   Please revise to include additional disclosure regarding this restructuring transaction.

Risk Factors, page 18

Risks Related to this Offering and Ownership of Our Ordinary Shares, page 33

Certain of our directors have relationships with the Principal Shareholders . . . ., page 34

3. Please expand this risk factor to specify which directors will be affiliated with the Principal Shareholders following the offering.

Use of Proceeds, page 43

4. We note your disclosure that you intend to use proceeds from the offering to reduce outstanding indebtedness. We also note your discussion of outstanding indebtedness on page 68 and in the Description of Certain Indebtedness section beginning on page 111. Please expand your disclosure here to specify the indebtedness you intend to reduce, including the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, please also describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Summary Historical Consolidated Financial And Other Data

Pro Forma Year Ended December 31, 2015 and 2014, pages 14 - 17

5.   Reference is made to your presentation of pro forma information accompanied by narrative description within footnote disclosure. Please clarify how your presentation satisfies the preparation requirements outlined within Rule 11-02(b) of Regulation S-X. Specifically within your response, please address the basis for choosing your current presentation as compared to the columnar format accompanied by footnote explanation of adjustments outlined within Rule 11-02(b)(4) and (6) of Regulation S-X.

6.   We note that for the pro forma financial information for the year ended December 31, 2015 you have adjusted for the removal of impairment charges for DTZ's trade name of $143.8 million. Please clarify how this adjustment meets the directly attributable and expected to have a continuing impact criteria outlined within Rule 11-02(b)(6) of Regulation S-X and/or explain your basis for making such adjustment.

7.   Reference is made to your Non-GAAP disclosure of fee-based operating expenses on a consolidated basis at the bottom of page 16. Please reconcile this amount to the summation of the segment basis amounts disclosed elsewhere within your filing. For example, for the year ended December 31, 2017, you disclose on page 16 that fee-based operating expenses is $5,455.9 million. However, summation of the segment basis amounts elsewhere is $4,769.6 million. Your response should explain why differences exist and the underlying facts and circumstances for such differences.

8.   Reference is made to your "Other" adjustment to arrive at Adjusted EBITDA on page 17. Please expand your footnote 4 disclosure to quantify the components of this adjustment, further describe what comprises "other items" as disclosed within footnote 4, and describe the basis for adjusting such amounts to arrive at Adjusted EBITDA as a performance measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

9.   Please revise your discussion throughout your MD&A to include additional analysis regarding the reasons for material period to period changes. By way of example only, please disclose the reasons behind the broad growth across all service lines that resulted in increased revenue from 2016 to 2017.

Non-GAAP Financial Measures, page 55

10.   We note purchase accounting adjustments represent fees that may have been deferred by the acquiree that are recorded as a receivable on the acquisition date pursuant to business combination accounting rules. Please clarify the nature of such fees and your basis

within ASC 805 for recording them as receivables. In addition, in your response, please also address your consideration of Question 100.04 of our Non-GAAP Financial Measures Compliance & Disclosures Interpretations in determining the appropriateness of the purchase accounting adjustment in arriving at fee revenue.

11. We note that in discussing your results of operations, while you disclose amounts at historical amounts, you calculate percentage change in local currency. If you wish to continue presenting percentage change in local currency, please revise to present amounts and percentage change in both historical amounts and the amounts in constant currency accompanied by a description of the process for calculating the constant currency amounts and the basis of presentation. Reference is made to Question 104.06 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Results of Operations, page 57

12. It appears your discussion of results of operations focuses on fee revenue and fee-based operating expenses and its related trends, which are both Non-GAAP measures. As a result, your non-GAAP measures appear to be more prominent than the comparable GAAP measure. Please clarify and/or revise accordingly. Reference is made to Question 102.10 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Business, page 78

13. We note your disclosure that you are a holding company and that you do not have any assets or conduct any business operations other than your investments in your subsidiaries. Please revise to include an organization chart that reflects your ownership structure and quantifies your ownership interest in your subsidiaries.

Principal Shareholders, page 106

14. Please revise your disclosure to set for the approximate number of holders of each class of common equity. Refer to Item 11(d) of Form S-1 and Item 201(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 108

Shareholders' Agreement, page 108

15. We note your risk factor on page 33 discussing the Principal Shareholders' right to designate board members pursuant to the shareholders' agreement. Please revise your disclosure to discuss the material terms of the shareholders' agreement and include as an exhibit to the registration statement.

16. We note your disclosure that the management services agreement is subject to automatic termination immediately prior to a successful initial public offering unless otherwise agreed by both TPG and PAG. Please revise your disclosure to clarify whether the agreement will be terminated or whether it will continue as in effect. If the agreement will continue, please consider whether the agreement should be included as an exhibit to the registration statement.

Financial Statements

Note 7: Goodwill and Other Intangible Assets, page F-29

17. Please revise to disclose the weighted-average amortization period, in total and by major intangible asset class, per ASC 350-30-50-1.

Exhibits

18. Please include as exhibits your articles of incorporation and bylaws. See Item 601(b)(3) of Regulation S-K.

19. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft opinions for us to review. The draft opinions should be filed as EDGAR correspondence.

You may contact Babette Cooper, Staff Accountant, at (202) 551 - 3396 or Wilson K. Lee, Staff Accountant, at (202) 551 – 3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551 - 3799 or me at (202) 551 - 3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Jeffrey D. Karpf – Cleary Gottlieb Steen & Hamilton LLP
Brett Soloway – Cushman & Wakefield